ASSET PURCHASE AGREEMENT


     THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 31st day of March 2004, by and among SD&A Teleservices, Inc., a Georgia corporation and wholly-owned subsidiary of the Robert W. Woodruff Arts Center, Inc. ("Purchaser"), Media Services Group, Inc., a Nevada corporation ("MSGI"), and MKTG Teleservices, Inc., a California corporation ("Teleservices" and, together with MSGI, the "Sellers").

                              W I T N E S S E T H:

          WHEREAS, MSGI, through Teleservices, engages in the telemarketing and telefundraising business (the "Business");

          WHEREAS, MSGI owns all of the issued and outstanding shares of capital stock of Teleservices;

          WHEREAS, in reliance on and subject to the terms and conditions contained herein, Purchaser desires to purchase, and the Sellers desire to sell, all of their respective assets and business operations related to or used in the Business, other than the Excluded Assets (as defined in Paragraph 1.2); and

          WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings set forth in Article 8 hereof;

          NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       PURCHASE AND SALE OF ASSETS
         ---------------------------

     1.1. Purchase and Sale of Assets. Subject to the terms and conditions hereinafter set forth, at the Closing provided for in Paragraph 2.1, the Sellers shall sell, assign, transfer, convey, and deliver to Purchaser, and Purchaser shall purchase and acquire from the Sellers, for the Final Purchase Price (as defined in Paragraph 1.4), all of the business, assets, properties and rights of the Sellers (other than the Excluded Assets) that are used in or related to the Business, of every kind and nature, whether tangible or intangible, and whether real, personal or mixed, wherever located, and whether or not carried or reflected on the books and records of the Sellers, and whether or not carried in the name of the Sellers (all of such business, assets, properties and rights being referred to collectively herein as the "Assets"), free and clear of all Liens, except for Permitted Liens.

         The Assets specifically include:

(a) all of the Sellers' right, title and interest to all Contracts related to the Business, other than any Contracts listed on Schedule 1.2 and other than any Contracts with customers for which acknowledgement of assignment in form and substance reasonably satisfactory to

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         Purchaser  is not  received  by  Purchaser  from the  customer  within fourteen (14) days after the Closing Date (the "Assigned Contracts"), all of which shall be, except as otherwise disclosed on Schedule 1.1(a), as of the Closing in full force and effect without any existing defaults (or events or conditions which, with notice or lapse of time or both, would constitute a default) thereunder (all of which Assigned Contracts are listed on Schedule 1.1(a) hereto);

(b) all databases and all tangible and intangible personal property used in connection with or relating to the Business regardless of where such assets are located, including all software (including data and related documentation), machinery, equipment, terminals and other computer hardware and systems of the Sellers used in the Business;

(c) all customer lists, account records and other information and documentation relating to the Business and all goodwill related to the Business;

(d) all of the Intellectual Property Rights which are owned by, issued or licensed to, or used by either Seller in connection with the Business, other than any Intellectual Property Rights listed on Schedule 1.2, including all trade and service names, trademarks, service marks (and any abbreviations or variations of such names or marks) and copyrights (whether registered or unregistered) associated with the Business, and other proprietary rights, and all copies and tangible embodiments of such Intellectual Property Rights (in whatever form or medium), along with all income, royalties, damages and payments due or payable to a Seller, including damages and payments for past, present or future infringement or misappropriation and the right to sue and recover for past infringement or misappropriation), and any and all corresponding rights (including applications for and licenses concerning any of the foregoing) that, now or hereafter, may be secured throughout the world (all of which are listed or summarized on Schedule 1.1(d) hereto or Schedule 4.13 hereto);

(e) all inventory, office supplies, forms, labels, spare parts, and other miscellaneous supplies and tangible personal property of either Seller that relate to the Business;

(f) any insurance proceeds received by MSGI or Teleservices that relate to claims of the Business or damages incurred to any of the Assets;

(g) such rights as the Sellers have to use and to assign their present telephone numbers related to the Business, and the right to receive mail and other communications relating to the Business (including mail and communications from customers, suppliers, agents and others and mail relating to payments or accounts receivable);

(h) all lists and records pertaining to suppliers, personnel, and agents and all other books, ledgers, files, documents, promotional materials, correspondence, drawings, specifications, computer programs and business records of every kind and nature of the Sellers or their Affiliates, in each case relating to the Business;

(i) all warranties and guaranties by, and rights, choses in action, and claims, known or unknown, matured or unmatured, accrued or contingent against third parties relating to any other Assets, including rights in and to insurance and indemnity claims of the Sellers relating to any such other Assets;

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(j)      all franchises, certificates, licenses, permits, orders, approvals and other authorizations from any Government or self-regulatory organization (collectively, "Permits") of or used by the Sellers that relate to the Business;

(k) all refunds relating to the payment of State Taxes, other than income Taxes, to the extent provided in Paragraph 3.4;

(l) all accounts receivable of the Business, including those accounts receivable that are listed on Schedule 1.1(l);

(m) Teleservices' bank accounts, prepaid deposits and similar items and all other assets and properties identified on Schedule 1.1(m); and

(n) all cash, cash deposits, other cash equivalent investments, cash refunds, security bonds or deposits of Teleservices related to the Assets or the Business.

1.2.     Excluded Assets.
         ----------------
         Notwithstanding anything to the contrary herein or otherwise, Purchaser expressly understands and agrees that the following assets and properties of the Sellers (the "Excluded Assets") shall be excluded from the Assets:

(a) the insurance policies of the Sellers; provided, that Purchaser shall be entitled to receive as a part of the Assets any insurance proceeds received by a Seller that relate to claims of the Business or damages incurred to any of the Assets;

(b) the capital stock of MSGI and Teleservices and agreements related thereto;

(c) the minute and stock books of MSGI and Teleservices and any other documents relating to the organization, maintenance and existence of MSGI and Teleservices as corporations; and

(d)      the specific assets or properties listed on Schedule 1.2.

1.3.     Base Purchase Price.
         --------------------
(a) In consideration of the sale of all of the Assets, Purchaser shall pay to Teleservices the aggregate sum of Three Million Three Hundred Thousand Dollars ($3,300,000) (the "Base Purchase Price"), subject to Paragraph 1.5 below and subject to, as the case may be, either a dollar-for-dollar downward adjustment for any amount that Adjusted Net Tangible Assets as of the Closing Date are less than Two Million Dollars ($2,000,000) or a dollar-for-dollar upward adjustment for any amount that Adjusted Net Tangible Assets as of the Closing Date are greater than Two Million Dollars ($2,000,000), each as provided in paragraph 1.3(b) below.

(b) The parties acknowledge that, prior to the date hereof, the Sellers have caused to be prepared and delivered to Purchaser an estimated closing date balance sheet (in the form attached hereto as Schedule 1.3(b), the "Preliminary Closing Date Balance Sheet") setting forth the Adjusted Net Tangible Assets (and each line item included in the calculation thereof) of the Business as of February 29, 2004, together with documentation supporting the calculation of

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         Adjusted Net Tangible  Assets set forth  therein.  The Sellers  hereby represent and warrant that the Preliminary Closing Date Balance Sheet was prepared in good faith from the books and records of the Sellers kept in accordance with GAAP, consistent with past practice and consistent with the financial statements of the Business previously provided by the Sellers to Purchaser. Solely for purposes of effecting the Closing hereunder, and subject to Paragraphs 1.4 and 1.5 below, the parties agree to utilize the Adjusted Net Tangible Assets of $1,654,801.00 set forth in the Preliminary Closing Date Balance Sheet, resulting in a payment to be paid by Purchaser to Seller on the date hereof of $2,954,801.00, which shall be paid by (i) wire transfer of $2,190,735.81 in immediately available funds to an account designated by MSGI in the wire transfer instructions previously provided by the Sellers to Purchaser; (ii) wire transfer of $464,065.19 in immediately available funds to an account designated by Milberg Factors, Inc. ("Milberg") against release of the Liens held by Milberg and described in Schedule 4.8 hereto; and (iii) delivery of the Holdback Promissory Note described in Paragraph 1.5 below. The payment provided for in clause (i) of the immediately preceding sentence shall be reduced by the amount of any Taxes apportioned to the Sellers pursuant to Paragraphs 3.4(b) and (d) below).

1.4.     Determination of Final Purchase Price.

(a) As soon as reasonably practicable after the Closing Date, but in no event later than the sixtieth (60th) day following the Closing Date, the Sellers (with the cooperation of Purchaser) shall prepare and deliver to Purchaser a schedule (the "Adjustment Schedule") in substantially the form of Schedule 1.4 attached hereto, prepared in the same manner as the Preliminary Closing Date Balance Sheet and showing the Adjusted Net Tangible Assets as of the Closing Date, as well as the difference between Adjusted Net Tangible Assets as of the Closing Date and Adjusted Net Tangible Assets set forth in the Preliminary Closing Date Balance Sheet (which is $1,654,801.00).

(b) Purchaser shall promptly review the Adjustment Schedule and, not later than ten (10) Business Days after receipt thereof, shall either inform the Sellers in writing either that it is satisfied with the Adjustment Schedule as so prepared or communicate to the Sellers in writing any comments or questions it may have regarding the calculation of Adjusted Net Tangible Assets set forth therein. The Sellers shall promptly respond to any such questions or comments and the parties shall use all reasonable efforts to agree in good faith upon the final calculation of Adjusted Net Tangible Assets. In the event the parties are not able to agree upon the final calculation of Adjusted Net Tangible Assets within twenty (20) Business Days following receipt by Purchaser of the Adjustment Schedule, then the parties shall execute a joint letter of representation engaging the Independent Accountant (defined below) to hear the parties' respective proposed calculations of Adjusted Net Tangible Assets within ten (10) Business Days of such engagement, and to resolve the dispute within twenty (20) Business Days of such engagement in a manner consistent with this Agreement by delivery of a written letter to Purchaser and the Sellers setting forth the Independent Accountant's determination of the item or items in dispute (which may be the amount as submitted by either party, or may be a different amount). The written determination so delivered by the Independent Accountant shall be final and binding on the parties and shall be used to calculate the Adjusted Net Tangible Assets as of the Closing Date in accordance with the definition thereof. For purposes hereof, "Independent Accountant" shall mean BDO Seidman, LLP, or if the services of BDO Seidman, LLP are not available, then J.H. Cohn LLP. Each of the parties hereby represents and warrants to the



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          other that  neither of the  foregoing  accounting  firms has any prior material relationship with it or any of its respective Affiliates, and that neither such accounting firm has performed any services for it or any of its Affiliates within the thirty-six (36) months prior to the date of this Agreement. The costs of the Independent Accountant in connection with any such dispute shall be paid by the party whose proposed calculation of Adjusted Net Tangible Assets submitted to the
          Independent   Accountant   deviated  most  from  the  amount   finally
          determined by the Independent Accountant. Adjusted Net Tangible Assets as determined either by agreement of the parties or by the Independent Accountant pursuant to this subparagraph (b) of Paragraph 1.4 is referred to as the "Final Adjusted Net Tangible Assets."

(c) If the Final Adjusted Net Tangible Assets exceeds Adjusted Net Tangible Assets as set forth in the Preliminary Closing Date Balance Sheet, then Purchaser shall pay to Teleservices by certified check or wire transfer of immediately available funds the amount of such excess. If the Adjusted Net Tangible Assets as set forth in the Preliminary Closing Date Balance Sheet exceeds the Final Adjusted Net Tangible Assets, then the Sellers shall pay to Purchaser by certified check or wire transfer of immediately available funds the amount of such excess. Any such payment to be made under this paragraph (c) shall be made within three
         (3) Business Days of determination of Final Adjusted Net Tangible Assets pursuant to paragraph (b) above. The Base Purchase Price, as adjusted pursuant to Paragraphs 1.3 (excluding the last sentence thereof) and 1.4 hereof, is referred to herein as the "Final Purchase Price."

1.5. Holdback; Promissory Note. At the Closing, Purchaser shall deliver to Teleservices a promissory note in substantially the form of Exhibit A (the "Holdback Promissory Note") in the principal amount of Three Hundred Thousand Dollars ($300,000.00) (the "Holdback Amount"), with a maturity date of eighteen (18) months from the Closing Date (the "Holdback Period"), and which shall provide for interest payable semi-annually on the unpaid principal amount thereof that is not setoff by Purchaser pursuant to Article 6 hereof. The Holdback Promissory Note shall be guaranteed by the Robert W. Woodruff Arts Center, Inc. Each of the Sellers acknowledges that the Holdback Promissory Note is being issued and delivered in reliance upon the exemptions contained in the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, and applicable state "Blue Sky" laws, which depend upon, among other things, the investment intent of the Sellers. Each of the Sellers acknowledges and agrees that the Holdback Promissory Note is being acquired hereunder by the Sellers for investment for its own account and not with a view to subsequent resale and, consequently, the Holdback Promissory Note shall not be transferred without the prior written consent of Purchaser.

1.6. Assumption of Liabilities. As additional consideration for the sale of the Assets, Purchaser shall assume and become responsible for (a) the obligations of Teleservices under the Assigned Contracts first accruing after the Closing, including the obligation to perform services with respect to the unapplied monetary portion thereof heretofore paid to the Sellers of all retainers in respect of such Assigned Contracts; (b) provided that they are included as "Trade Payables" of the Business as of the Closing Date for purposes of the Adjustment Schedule, the trade payables of the Business as of March 27, 2004 as listed on Schedule 1.6 up to the amounts so listed, and the trade payables of the Business for supplies and services provided by third parties to the Business in the ordinary course of the Business consistent with past practice during the period of March 28, 2004 through the Closing Date; (c) the accrued payroll liabilities



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          (including, but not limited to, accrued payroll, accrued payroll taxes and 401(k) pensions payable) of the Business for current pay periods (i.e., for managers, callers and Los Angeles call center employees, the pay period beginning March 14, 2004 and ending March 27, 2004 and the pay period beginning on March 28, 2004 and ending on the Closing
          Date), and, for administrative employees (or employees in the ES facility) who are not Los Angeles call center employees, the pay period beginning March 21, 2004 and ending on the Closing Date); (d) accrued vacation and short-term disability (i.e., sick leave) pay for the Transferred Employees, to the extent disclosed on Schedule 3.6(a) (and, for the avoidance of doubt, not any additional amounts that may be payable as a result of Teleservices' failure to pay accrued
          vacation  to  its  employees  upon   termination  of  employment  with
          Teleservices); and (e) the accrued expenses of the Business as of the Closing Date for rent and for other supplies and services provided by third parties to the Business in the ordinary course of the Business consistent with past practice, it being understood that all such accrued expenses shall be included as "Other Accrued Expenses" of the Business as of the Closing Date for purposes of the Adjustment
          Schedule  (collectively,   the  "Assumed  Liabilities").   Except  for
          Purchaser's assumption at the Closing of the Assumed Liabilities, Purchaser will not assume or become liable on any other Contract of either of the Sellers or for any other Liabilities of the Sellers (whether related to the Business or otherwise) whatsoever. Purchaser shall not assume any Liability for any litigation matter arising from the conduct of the Business prior to the Closing, whether or not any such litigation matter has been disclosed pursuant to Paragraph 4.11 hereof or otherwise. Purchaser shall not assume any Liability for any legal fees or expenses of either of the Sellers or any other party incurred for any reason whatsoever, and the Assets shall not be utilized for or reduced by the amount of any such fees or expenses. Purchaser shall not assume any Liability for federal, state or local income, sales, use, excise, payroll, employment or other Taxes, or, except as provided in clauses (c) and (d) above, for wages, salaries or overtime, vacation pay, holiday pay or other employee benefits, or other employee benefit plans on, arising out of, or attributable to Teleservices or MSGI or to the conduct of the Business through the close of business on the day prior to the Closing Date. The Sellers will pay with funds that are not Assets all stamp, sales, income, transfer or other Taxes imposed on the Sellers, and Purchaser will pay all such Taxes imposed on it, in respect of any and all transfers pursuant to the terms of this Agreement.

1.7. Obligations Not Assumed. Except for the Assumed Liabilities, Purchaser shall not assume any Contract or Liability of either Seller (whether related to the Business or otherwise) of any kind, and the Sellers shall pay, satisfy and perform all Liabilities of MSGI and Teleservices (including Liabilities of the Business) as and when due (collectively, the "Excluded Liabilities"). Without limiting the generality of the foregoing, the Excluded Liabilities shall include and the Assumed Liabilities shall not include, and under no circumstances shall Purchaser be deemed to assume, any Liability of either Seller or their respective Affiliates arising out of or relating to:

(a) any Liability related in whole or in part to the businesses of MSGI, Teleservices or any of their Affiliates other than the Business;

(b) any Liability arising from any default, breach, nonperformance, misfeasance, malfeasance, violation of Law, or nonfeasance by or on behalf of MSGI, Seller or any of their Affiliates, including under any Contract and including any warranty claims or claims of breach or default under any Assigned Contract;

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(c)      any Liability for accounts or notes payable of the Business other than the Assumed Liabilities;

(d) any litigation in process or pending as of the Closing Date, or any litigation filed after the Closing Date that arises from or relates to activities of the Sellers or their Affiliates relating to the Business prior to the Closing Date, including litigation identified on Schedule 4.11;

(e) any Liability for violations of any Laws, or arising out of or resulting from any events, circumstances, plans, programs, or conditions occurring prior to the Closing Date;

(f) any indebtedness, obligations, duties or other Liabilities related to or arising in connection with the Excluded Assets, including all executory obligations under Contracts included in the Excluded Assets;

(g) any Liability arising out of the actual or alleged tortious conduct of the Sellers, their respective Affiliates or any of their respective representatives, whether related to the Business or otherwise; and

(h)      except as otherwise expressly provided in Paragraph 3.4 and in clause
         (c) of the first sentence of Section 1.6, any Liability for Taxes, including Taxes imposed on or measured by the income, profits or sales of a Seller, whether related to the Business or otherwise.

1.8. Allocation. The Purchase Price shall be allocated among the Assets as set forth on Schedule 1.8, and such allocations are intended by Purchaser and the Sellers to comply with Section 1060 of the Code and the regulations promulgated thereunder. The Sellers, on the one hand, and Purchaser, on the other, each shall prepare and submit to the other for review and comment a completed Internal Revenue Service Form 8594, in a manner consistent with Schedule 1.8, at least sixty (60) days prior to the due date of such Forms 8594. Neither the Sellers nor Purchaser shall (unless compelled by Government authority) take any position on any Tax return that is inconsistent with the allocation set forth on Schedule 1.8.

1.9. Bulk Sales. The parties have agreed not to comply with any applicable Uniform Commercial Code "bulk sales" provisions. Any claims relating to pre-Closing or post-Closing events or non-compliance with any such "bulk sales" provisions made by creditors of the Business against the Assets or the Business shall be the sole obligation and liability of the Sellers.

1.10. Change of Name. Effective as of the Closing Date, the Sellers shall cause the corporate name of Teleservices to be changed to a name that is not confusingly similar to the present name of Teleservices or to the name "MSGI Teleservices." For the avoidance of doubt, nothing herein forbids the Sellers from using MSGI's mark of "MSGI" in the new name of Teleservices, so long as it is not used in combination with the word "Teleservices" or any abbreviation thereof. If the State of California or any other state shall require the written consent of Teleservices, or any other party, as a prerequisite to the registration of the "MSGI Teleservices" name (or other name for Purchaser selected by Purchaser) by Purchaser following the Closing, the Sellers shall furnish such consent in the form required by said state.

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1.11.    The MSGI Mark. Effective as of the Closing Date and in connection with the transfer of the Intellectual Property Rights pursuant to Section 1.1(d), MSGI hereby grants to Purchaser a worldwide, fully-paid, royalty-free, irrevocable, non-exclusive, non-transferable, perpetual license to the use of MSGI's mark of "MSGI" in connection with the Business.

2.       TRANSACTIONS AND DOCUMENTS AT CLOSING

2.1. Closing. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, at 10:00 a.m., New York time, contemporaneously with the execution of this Agreement (the "Closing Date"). As used herein, "Effective Time" shall mean the time at which the Closing is consummated. For purposes of allocating financial or accounting items between the parties only, the Closing shall be deemed to have occurred at the close of business on the Closing Date. The parties acknowledge and agree that the Closing shall take place by the forwarding of signature pages via facsimile transmission to the Sellers' counsel on the Closing Date with original signatures to be forwarded to Sellers' counsel on the Closing Date via overnight delivery. Sellers' counsel shall send Sellers' executed counterpart signature pages to Purchasers' counsel via facsimile transmission on the Closing Date. Sellers' counsel will collate original signature pages and transaction documents and distribute them to Purchaser and the Sellers via overnight delivery on the day following the Closing Date.

2.2.     Deliveries at the Closing.

(a)      At the Closing:

(i) Purchaser shall deliver a duly executed Holdback Promissory Note in the form of Exhibit A;

(ii) the Sellers shall unconditionally sell, assign, transfer, convey, and deliver to Purchaser all of the Assets, free and clear of any and all Liens, except for Permitted Liens, and in furtherance thereof, the Sellers shall deliver to Purchaser (A) an Assignment and Bill of Sale in substantially the form of Exhibit B, and (B) such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as Purchaser shall reasonably request;

(iii) Purchaser shall make the Closing Date payment provided for in Paragraph 1.3(b) and Purchaser shall assume the Assumed Liabilities by delivering to MSGI and Teleservices an Assumption Agreement in substantially the form of Exhibit C (the "Assumption Agreement"). As between Purchaser and the Sellers, in the event of any conflict between the terms of the Assumption Agreement and any consent to assignment of an Assigned Contract, the Assumption Agreement shall prevail;

(iv) without limiting any other obligation of the Sellers under this Agreement, Teleservices shall deliver to Purchaser the written consent, in form and substance reasonably satisfactory to Purchaser, of each of the other parties to any Assigned Contract identified on Schedule 1.1(a) (other than Assigned Contracts with customers), or each issuer of any Permit used in the Business, whose consent is required to permit the assignment of such Assigned Contract or Permit to Purchaser, with effect from the Effective Time and without change in the respective terms and conditions of such Assigned Contract or Permit;

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(v)      MSGI shall deliver duly adopted resolutions of the Board of Directors of MSGI and the Board of Directors of Teleservices and from MSGI (as the sole shareholder of Teleservices), certified by MSGI's and Teleservices' Secretary, and such other evidence of incumbency and corporate authorizations as Purchaser may reasonably request, showing the authorization and approval of the execution, delivery and performance by the Sellers of this Agreement, and of the taking of any and all other actions necessary to enable the Sellers to comply with the terms of this Agreement and to consummate the transactions contemplated by this Agreement;

(vi) the Sellers shall deliver to Purchaser all authorizations, consents and approvals reasonably required in connection with the consummation of the transactions contemplated by this Agreement, including the consents identified on Schedule 1.1(a), except as may be provided in Section 3.9;

(vii) Purchaser shall have received the legal opinion of Greenberg Traurig LLP, legal counsel for the Sellers, in substantially the form of Exhibit D;

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(viii)   Purchaser shall have received duly executed Employment and
         Nonsolicitation and Nondisclosure Agreements, in form and substance satisfactory to Purchaser, from each of Paul Papich and Thomas Scheir, and shall have obtained key-man life insurance policies with respect to both such individuals, and shall have received executed Non-Compete Agreements from each of Jefferson Berlin, Emily Elliot, Tony Plamondon, Nancy Watanabe and Marianne Boyce;

(ix) Purchaser shall have received a duly executed Non-Compete Agreement with Jeremy Barbera, in substantially the form of Exhibit E;

(x) Purchaser shall deliver to MSGI duly adopted resolutions of the Board of Directors of Purchaser, certified by the Secretary or an Assistant Secretary of Purchaser as of the date of the Closing, and such other evidence of incumbency and corporate authorizations as the Sellers may reasonably request, showing the authorization and approval of the execution, delivery and performance by Purchaser of this Agreement and the taking of any and all other actions necessary to enable Purchaser to comply with the terms of this Agreement and to consummate the transactions contemplated by this Agreement;

(xi) Purchaser shall have received an estoppel certificate, in substantially the form of Exhibit F, from each landlord party to any real estate lease agreement included within the Assigned Contracts; and

(xii) Purchaser shall have received a letter from Milberg demonstrating the release of any Liens on Assets contemporaneously with receipt by wire transfer of that portion of the Closing Date payment provided for in Paragraph 1.3(b) that is sent to Milberg in accordance with the wire transfer instructions previously provided by the Sellers to Purchaser.

(b) All deliveries, payments and other transactions and documents relating to the Closing shall be interdependent and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived in writing satisfaction or performance thereof as a condition precedent to Closing).

3.       ADDITIONAL AGREEMENTS AND COVENANTS

3.1. Expenses. Except as otherwise provided in this Agreement, all expenses incurred by Purchaser in connection with the negotiations among the parties, and the authorization, preparation, execution and performance of this Agreement and the transactions contemplated by this Agreement shall be paid by Purchaser. Except as otherwise provided in this Agreement, all expenses incurred by either Seller in connection with the negotiations among the parties, and the authorization, preparation, execution and performance of this Agreement and the transactions contemplated by this Agreement shall be paid by a Seller (and not out of any assets of the Sellers that would constitute Assets).

3.2. Brokers. Purchaser shall indemnify the Sellers and hold them harmless from and against all claims or demands for commissions or other compensation by any broker, finder, or similar agent claiming to have been employed by or on behalf of Purchaser. The Sellers shall, jointly and severally, indemnify Purchaser and hold it harmless from and against all claims or demands for commissions or other compensation by any broker, finder, or similar agent claiming to have been employed by or on behalf of either Seller.

3.3. Publicity. All press releases and other public announcements respecting the subject matter hereof shall be made only with the mutual written agreement of Purchaser and the Sellers; provided, however, that any party hereto may make any disclosure required to be made under applicable Law or stock exchange rule if such party has determined in good faith that it is necessary to do so and uses its best efforts, prior to making the disclosure, to provide the other parties with a copy of the proposed disclosure and to discuss the proposed disclosure with the other parties.

3.4.     Tax Matters.

(a) The Sellers shall make all federal, state, local and foreign filings with respect to income Taxes for the Business for the Tax period (or partial period) ending on the Closing Date. All Liabilities with respect to income Taxes under federal, state, local and foreign income Tax laws attributable to the operation of the Business through the Closing Date shall be borne by the Sellers, and any refunds or credits or rights to refunds or credits with respect thereto (including interest and penalties) shall be the property of the Sellers.

(b) All Tax Liabilities attributable to the operation of the Business through the Closing Date shall be borne by the Sellers.

(c) All Taxes attributable to the operation of the Business subsequent to the Closing shall be the responsibility of Purchaser.

(d) All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Business for a Tax period that includes (but does not end

          on) the Closing Date shall be apportioned between Paragraph 3.4(b) and Paragraph 3.4(c) as of the Closing Date based upon the number of days of such Tax period included in the pre-Closing period and the number of days of such Tax period included in the post-Closing period. If the actual amount of any such item is not known as of the Closing Date, the aforesaid proration shall be based on the previous year's assessment of such item and the parties agree to adjust said proration and pay any underpayment or reimburse for any overpayment within thirty (30) days after the actual amount become known.

(e) If either party pays any Taxes to be borne by the other party under this Paragraph 3.4, the other party shall promptly reimburse such party for the Taxes paid. If, in preparing Tax returns or payments after the Closing, it appears to Purchaser that either Seller will be asked to pay additional Taxes, Purchaser shall so notify MSGI, and provide MSGI a reasonable opportunity to review and comment upon any related Tax returns prior to filing them and paying the Tax. If either party receives any refunds or credits that are the property of the other party under this Paragraph 3.4, such party shall promptly pay the amount of such refunds or credits to the other party.

(f) The parties agree to cooperate with each other and to provide each other with all information and documentation reasonably necessary to permit the preparation and filing of all federal, state, local and foreign Tax returns and Tax elections with respect to the Business. Purchaser shall make available to the Sellers and their representatives all records and materials reasonably required by them to pursue or contest any Tax matters and shall provide reasonable cooperation to the Sellers in such case, including having personnel of the Business provide reasonable assistance to the Sellers, consistent with the manner in which such matters would have been dealt with prior to the Closing. The Sellers shall make available to Purchaser and its representatives those records and materials reasonably required by them to prepare, pursue or contest any Tax matters arising after the Closing which have factual reference to the pre-Closing periods.

(g) Purchaser and the Sellers agree that the Sellers shall prepare and file 2004 Forms W-2 for employees of the Business for the period during 2004 up to the Closing Date and Purchaser shall prepare and file 2004 Forms W-2 for employees of the Business hired by Purchaser for the period commencing on the Closing Date.

(h) No new elections with respect to Taxes, or changes in current elections with respect to Taxes, affecting the Assets shall be made after the date of this Agreement without the prior written consent of Purchaser.

3.5. Agent. Teleservices hereby irrevocably appoints MSGI (the "Agent") as its agent and attorney-in-fact, with full power to negotiate and settle claims for indemnification under Article 6 hereof, and to perform any other act arising under or pertaining to this Agreement, and the transactions contemplated hereby, including to waive any right or remedy of, or make any election or give any instructions on behalf of Teleservices, or to settle or compromise any dispute between the Sellers, on the one hand, and Purchaser, on the other hand. The appointment of the Agent being coupled with an interest, it shall be irrevocable and shall be binding upon Teleservices and its successors and assigns, and shall not be revoked by the dissolution of Teleservices. The Agent shall be authorized to receive service of process on behalf of

          Teleservices in any Action before any Forum, and any such service of process shall have the same effect as if served upon all Teleservices. Any notice or communication to the Agent provided in accordance with this Agreement shall be effective as notice upon or communication to MKTG Teleservices for all purposes of this Agreement. Without limiting any other provision of this Paragraph 3.5, Teleservices shall be obligated at all times during the term of this Agreement to designate and maintain an Agent with the powers and authorities described in this Paragraph 3.5.

3.6.     Seller Employees.

(a) At the Closing, Purchaser will offer employment to those employees of MSGI and Teleservices listed on Schedule 3.6(a). Any such offer of employment made by Purchaser which is not accepted on or prior to the Closing Date shall be revocable at Purchaser's option. Each employee employed by Purchaser (a "Transferred Employee") will be hired as an employee at will, subject to termination in the discretion of Purchaser. After the Closing, each Transferred Employee will be eligible to participate in such Employee Benefit Plans and programs established and maintained by Purchaser or an Affiliate of Purchaser as may be determined by Purchaser in its sole discretion and in accordance with the terms and conditions of such Employee Benefit Plans. Notwithstanding the preceding sentence, for purposes of eligibility to participate in, and the vesting of benefits under, Purchaser's vacation and sick leave policies, each Transferred Employee will receive credit for all years of service with MSGI or Teleservices prior to the Closing; provided, however, that, with respect to accrued vacation, the Transferred Employee may opt to receive on the Closing Date the cash value of such accrued vacation in lieu of receiving credit for years of service with MSGI or Teleservices and, in such case, Teleservices shall cause any resulting cash payment to be paid to the employee on the Closing Date. For purposes of effecting the Closing, the Assumed Liabilties shall include all accrued vacation liabilities set forth in
         Schedule 3.6(a); however, the Adjustment Schedule shall increase the Final Purchase Price by the amount of any cash payments so paid by Teleservices to employees in lieu of carrying over accrued vacation.
         Schedule 3.6(a) also sets forth with respect to each Transferred Employee the number of paid vacation and short-term disability (i.e., sick leave) days to which such individual is entitled as of the Closing Date for the remainder of calendar year 2004.

(b) Unless otherwise set forth on Schedule 1.6, the Sellers shall be jointly and severally liable for, and shall indemnify and hold Purchaser, or any Affiliate of Purchaser employing Transferred Employees, harmless from and against any liabilities or obligations relating to employees of either of the Sellers used in the Business, independent contractors used in the Business, or their dependents, including reasonable fees and disbursements of attorneys, resulting from, and including, (i) any and all claims for life insurance, disability and medical benefits, and any workers' compensation claims (including claims under California labor code Section 132(a)), based on occurrences prior to the Closing or in connection with the transactions contemplated hereby), whether such claims are asserted before, on or after the Closing Date, (ii) any and all other welfare and fringe benefit claims based on occurrences prior to the Closing, whether such claims are asserted before, on or after the Closing Date, (iii) any and all life insurance, disability, severance (including severance claims based upon the transactions contemplated hereunder), medical or other welfare and fringe benefit claims of any individual (or his or her covered dependents) who retired from or terminated employment or independent contractor status with MSGI and/or Teleservices prior to the Closing or who died prior to the Closing, whether such claim is asserted before, on or after the Closing Date, (iv) any and all claims related to any severance or other termination benefits provided for by federal or state statute or otherwise and arising out of a claim of actual or constructive termination resulting from the consummation of the transactions contemplated hereunder if the termination occurred, or is claimed to have occurred, before or in connection with the Closing
          (including the United States federal and the California Workers Adjustment and Retraining Notification Act and the California labor code), and (v) any and all claims related to any compensation arrangement or benefit plan sponsored by either Seller including, but not limited to, any liability for any amounts payable thereunder as a result of the execution or performance of this Agreement or on the termination of any employees of either of the Sellers used in the Business or the services of independent contractors after the Closing in connection therewith.

(c) As to any Tranferred Employee or independent contractor of either of the Sellers who is employed by Purchaser or an Affiliate of Purchaser or with whom Purchaser contracts for services, the Sellers agree to cause the release of such employee or independent contractor from any contractual provision with either of the Sellers which would impair the utility of such employee's or independent contractor's services to Purchaser or which would impose upon such employee or independent contractor any monetary or other obligation to either of the Sellers which would otherwise be occasioned by the termination of such individual's employment or independent contractor status with either of the Sellers, including any agreements of noncompetition or confidentiality.

(d) Nothing in this Agreement shall be construed as conferring any right, as third party beneficiary or otherwise, on any individual or entity not a party to this Agreement as to the matters described in this Paragraph 3.6.

3.7.     Noncompetition.

(a) Each of MSGI and Teleservices covenant and agree that, for a period of three (3) years from the date of this Agreement, neither MSGI nor Teleservices will, within the United States (the "Territory"), directly or indirectly, compete with Purchaser by carrying on a business which is substantially similar to the Business. MSGI and Teleservices each represent and warrant to Purchaser that the Sellers have conducted or had sought to conduct the Business, subject to applicable law, on a nationwide basis.

(b) For the purposes of this Paragraph 3.7, the term "compete" shall mean with respect to the Business: (i) managing, supervising or otherwise participating in a management or sales capacity in the telemarketing or telefundraising business; (ii) calling on, soliciting, taking away, accepting as a telemarketing or telefunding client or customer or attempting to call on, solicit, take away or accept as a telemarketing or telefunding client or customer any individual, partnership, corporation or association that was a client or customer of the Business during the twelve (12) calendar month period immediately preceding any such act; (iii) hiring, soliciting, taking away or attempting to hire, solicit or take away any employee of the Business either on an affiliate's or a Seller's behalf or on behalf of any other person or entity; or (iv) entering into or attempting to enter into any business substantially similar to the Business within the Territory, either alone or with any individual, partnership, corporation or association.

(c) For the purposes of this Paragraph 3.7, the words "directly or indirectly" as they modify the word "compete" shall mean (i) acting as an agent, representative, consultant, officer, director, independent contractor, or employee of any entity or enterprise which is competing with the Business; (ii) participating in any such competing entity or enterprise as an owner, partner, limited partner, joint venturer, creditor or stockholder (except as a stockholder holding less than a five percent (5%) interest in a corporation whose shares are actively traded on a regional or national securities exchange or in the over-the-counter market); and (iii) communicating to any such competing entity or enterprise any Confidential Data (as defined below) concerning any past, present, or identified prospective client or customer of the Business.

(d) Each of MSGI and Teleservices further agree that MSGI and Teleservices will keep confidential and not, directly or indirectly, divulge to anyone nor use or otherwise appropriate for such party's own benefit, any pricing information, marketing information, sales technique of the Business, or any other of the following confidential information or documents of or relating to the Business: confidential records, computer software programs or any portions or logic comprising said programs, client and customer lists, information about client requirements, terms of license agreements, terms of contracts with clients and customers, and planning and financial information of the Business (hereinafter referred to as the "Confidential Data"). The Sellers each hereby acknowledge and agree that the prohibitions against disclosure of Confidential Data recited herein are in addition to, and not in lieu of, any rights or remedies which the Purchaser may have available pursuant to the laws of any jurisdiction or at common law to prevent the disclosure of trade secrets or proprietary information, and the enforcement by the Purchaser of its rights and remedies to this Agreement shall not be construed as a waiver of any other rights or available remedies which it may possess in law or equity absent this Agreement.

3.8. Bank Accounts; Powers of Attorney. With respect to each bank account listed in Schedule 1.1(m), the Sellers shall cause any signatory or holder of a power of attorney with respect to any such bank account who is not listed in Schedule 1.1(m) to be removed as such a signatory or holder of a power of attorney prior to the Closing. Each of the Sellers hereby appoints each of the officers of Purchaser as its attorney for the purpose of collecting the accounts receivable of the Sellers hereby included in the Assets and assigned to Purchaser, and for the purpose of endorsing for deposit by Purchaser any checks made payable to either of the Sellers in respect of any such accounts receivable or in respect of any refunds, security bonds or deposits and similar items included in the Assets. The power of attorney granted hereunder by the Sellers is acknowledged by the Sellers to be coupled with an interest and irrevocable.

3.9. Post-Closing Cooperation; Further Assurances. From and after the date hereof, each of the Sellers covenant and agree to deliver and acknowledge (or cause to be executed, delivered and acknowledged) from time to time, at the request of Purchaser and without further consideration, all such further instruments and to take all such further actions as may be reasonably necessary or reasonably appropriate to transfer more effectively to Purchaser, or to enable Purchaser to use, the Assets, or to otherwise confirm or carry out the provisions and intent of this Agreement, including, to the extent same is not so delivered on or prior to the Closing Date, delivery of documentation to transfer of record to Purchaser at the U.S. Patent and Trademark Office or other applicable office title to any Intellectual Property Rights being conveyed hereunder. Purchaser shall use commercially reasonable efforts to assist the Sellers in obtaining the return of all Seller corporate-issued credit cards issued to employees of Teleservices, provided the foregoing shall not be construed to render Purchaser liable for any employee's failure to return any such credit cards or for any charges thereon. Purchaser covenants and agrees that Purchaser will not use the Teleservices Federal Express account.

4.       REPRESENTATIONS and WARRANTIES OF SELLERS

         MSGI and Teleservices each hereby, jointly and severally, represents and warrants to, and for the benefit of, Purchaser as follows:

4.1. Organization and Standing. MSGI and Teleservices are corporations duly organized, validly existing, and in good standing under the laws of the respective jurisdictions of their incorporation, and have all the necessary corporate power and authority to carry on the Business in the places and as it is now being conducted, and to own and lease the Assets that each now owns or leases in connection with the Business. MSGI and Teleservices are now, and will be at Closing, duly qualified or licensed to transact business and in good standing as foreign corporations in all jurisdictions in which the character of the property owned or leased and used in the Business and the nature of the Business require such qualification or licensing.

4.2. Authority and Status. MSGI and Teleservices each have the capacity and authority to execute and deliver this Agreement, to perform their obligations hereunder, and to consummate the transactions to be performed and consummated by them as contemplated hereby without the necessity of any act or consent of any other person whomsoever. The execution, delivery and performance by MSGI and Teleservices of this Agreement and each and every agreement, document and instrument provided for herein to which it is indicated as a party have been duly authorized and approved by all necessary corporate action of MSGI and Teleservices. This Agreement and each and every agreement, document and instrument to be executed, delivered and performed by MSGI and Teleservices in connection herewith, constitutes or will, when executed and delivered, constitute the valid and legally binding obligation of MSGI and Teleservices enforceable against them in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally (collectively, the "Enforceability Limitations").

4.3. Capitalization. MSGI owns all of the issued and outstanding shares of capital stock of Teleservices and no authorization or consent of any other Person is required in order to consummate the transactions contemplated hereby by virtue of any other Person having an equitable or beneficial interest in Teleservices.

4.4. Financial Statements. Attached hereto as Schedule 4.4 are the following financial statements (collectively the "Financial Statements"): (i) unaudited consolidated balance sheets and statements of income and cash flow as of and for the fiscal year ended June 30, 2003 for the Business; (ii) unaudited consolidated balance sheets and statements of income and cash flow for the six
(6) months ended December 31, 2003 for the Business; (iii) unaudited consolidated balance sheets and statements of income and cash flow of the Business for the month ended February 29, 2004 (the "Most Recent Financial Statements"). The Financial Statements (including any notes thereto) have been prepared from, and are in complete accordance with, the books and records of the Sellers, are true, complete and accurate statements of the financial position of the Business as of their respective dates, have been prepared in accordance with GAAP applied on a consistent basis throughout the period covered thereby, and present fairly the financial condition of the Business as of such dates and the results of operations of the Business for such periods and, to the extent required by GAAP, disclose all Liabilities of the Business, whether absolute, contingent, accrued or otherwise, existing as of the respective dates thereof; provided, however, that the Financial Statements described in the foregoing clauses (ii) and (iii) are subject to normal year-end adjustments (which shall not, individually or in the aggregate, be material) and lack footnotes and other presentation items. All cash deposits, other cash equivalents, cash refunds, security bonds or deposits of the Business are held in the name of Teleservices.

4.5. Other Liabilities. The Sellers have no liabilities or obligations related to the Assets or the Business (whether accrued, absolute, contingent or otherwise) which are of a nature required to be reflected in financial statements prepared in accordance with GAAP, consistently applied, including, any liability which might result from an audit of their respective Tax returns by any appropriate authority, except for (i) the liabilities and obligations of the Business which are disclosed and reserved against in the Most Recent Financial Statements, to the extent and in the amounts so disclosed and reserved against, or disclosed in Schedule 4.5, and (ii) liabilities incurred or accrued in the ordinary course of the Business since the date of the balance sheet included in the Most Recent Financial Statements (the "Most Recent Balance Sheet Date"), which do not and will not, either individually or in the aggregate, have a material adverse effect on the Assets or the Business. There is no known basis for any assertion against the Assets or the Business as of the Most Recent Balance Sheet Date of any Liability of any nature or in any amount not fully accrued and appearing on the balance sheet as of that date. Except as disclosed in the Most Recent Financial Statements or Schedule 4.5, neither MSGI nor Teleservices is in default with respect to any liabilities or obligations which are related to the Assets or Business, and all such liabilities or obligations shown and reflected in the Most Recent Financial Statements or Schedule 4.5, and such liabilities incurred or accrued subsequent to the Most Recent Balance Sheet Date, have been, or are being, paid or discharged as they become due, and all such liabilities and obligations were incurred in the ordinary course of the Business, except as indicated on Schedule 4.5.

4.6. Taxes. No Liens (other than any Liens imposed by operation of law in respect of Taxes for current periods not yet due and payable) for federal, state or local income, sales, use, excise, payroll, employment or other Taxes have been filed and no claims for Taxes have been asserted in writing (and neither of the Sellers has any reason to believe that any claims for Taxes will be asserted) with respect to the Assets, the Business or the Assumed Liabilities. Each Seller has paid all federal, state and local income, sales, use, excise, payroll, employment and other Taxes required to be paid by it with respect to the Assets, the Business and the Assumed Liabilities arising out of, or attributable to, the conduct of the Business through the close of business on the Closing Date (except accrued payroll taxes for the current pay period to the extent disclosed on Schedule 1.6). Subject to the provisions of Article 6, there is not, and there will not be, any liability for payroll, employment or other Taxes arising out of, or attributable to, the conduct of the operations of the Sellers or the conduct of the Business through the close of business on the Closing Date for which Purchaser will have any liability for payment (except accrued payroll taxes for the current pay period to the extent disclosed on
Schedule 1.6).

4.7. Ownership of Assets and Leases.

(a) Schedule 4.7(a) attached hereto contains a complete and correct list of all fixed assets owned by MSGI or Teleservices and used in the Business having a value of at least One Thousand Dollars ($1,000), including all items of machinery, computer and other equipment and office furniture used in the Business, and all vehicles owned by either Seller and used in the Business, and depreciation schedules of the assets shown thereon.

(b) MSGI and Teleservices have good and marketable title to all of the assets shown on Schedule 4.7(a) subject to no Liens whatsoever, except as disclosed on
Schedule 4.7(a).

(c) Except as shown on Schedule 4.7(c), none of the properties or assets used by MSGI or Seller in the Business are held under any lease, or as conditional vendee under any conditional sale or other title retention agreement. Schedule 4.7(c) includes a list of all leases of machinery, computer and other equipment and furniture having a value of at least One Thousand Dollars ($1,000) on the books of, or used in connection with, the operation of the Business of which MSGI or Teleservices is a lessee, including respective expiration dates and monthly rentals.

(d) Except as set forth on Schedule 4.7(d), none of the property shown on Schedules 4.7(a) or 4.7(c) is leased by MSGI or Teleservices to any other person or entity.

(e) There are no items of machinery, computer equipment, other equipment, furniture or vehicles employed or used in connection with the Business having a value of One Thousand Dollars ($1,000) or more that are not described on Schedules 4.7(a) or 4.7(c).

(f) Except as disclosed on Schedule 4.7(f), each of the leases and agreements described on Schedule 4.7(c) is in full force and effect and constitutes a legal, valid and binding obligation of MSGI or Teleservices and the other respective parties thereto and is enforceable in accordance with its terms, and there is not under any of such leases or agreements existing any default of MSGI or Teleservices or of any other parties thereto (or event or condition which, with notice or lapse of time, or both, would constitute a default) that would give the non-defaulting party thereto the right to terminate such lease or agreement, or that would require payments or services from the defaulting party having a value in excess of One Thousand Dollars ($1,000.00) to cure such default. Except as described on Schedule 4.7(f), neither MSGI nor Teleservices has received any payment from a lessor in connection with or as inducement for entering into a lease in connection with the Business.

(g) All items of machinery and equipment owned or leased by MSGI or Teleservices and used in the Business that are required to be disclosed on Schedules 4.7(a) or 4.7(c) are in sufficient operating condition and state of repair to enable Purchaser to operate the Business in the manner in which it has been historically conducted, subject only to ordinary wear and tear.

(h) Except as set forth on Schedule 4.7(h), neither of the Sellers has received any notice of violation of any applicable ordinance or other Law relating to its operations or properties related to the Business, whether owned or leased, and there is no such violation or grounds therefor which could have a material adverse effect on the operation of the Business.

(i) Except pursuant to this Agreement, neither Seller is a party to any Contract whereby there has been granted to anyone an absolute or contingent right to purchase, lease or otherwise acquire any rights in any of the Assets, properties or operations which are used in connection with the Business.

4.8. Indebtedness of Seller. Except for the Liens set forth on Schedule 4.8 (which Liens shall be released contemporaneously with the Closing), there are no instruments, agreements or arrangements pursuant to which either Seller or any of their respective Affiliates has borrowed any money, incurred any indebtedness, established any line of credit, or made any guarantees, in any such case secured by any Lien over any Assets or pursuant to which the Assets or the Business could otherwise be affected.

4.9. Agreement Does Not Violate Other Instruments. The execution and delivery of this Agreement by the Sellers does not, and the consummation of the transactions contemplated hereby will not, violate any provision of the respective charter or bylaws of either Seller, or, except as listed on Schedule 4.9, violate or constitute an occurrence of default under any provision of, or conflict with, or result in acceleration of any obligation under, or give rise to a right by any party to terminate its obligations under, any mortgage, deed of trust, conveyance to secure debt, note, loan, lien, lease, agreement, instrument, or any order, judgment, decree or other arrangement to which either Seller is a party or is bound or by which the Assets or the Business are affected. With respect to each of the matters listed on Schedule 4.9, unless expressly waived in writing by Purchaser pursuant to Section 3.9 solely for purposes of effecting the Closing, the requisite consents of third parties in connection therewith have been obtained. Except as listed or described on Schedule 4.9, no consent, approval, order or authorization of, or registration, declaration or filing with, any Government entity is required to be obtained or made by or with respect to either Seller, any of the Assets or the Business in connection with the execution and delivery by the Sellers of this Agreement or any of the agreements, certificates or other documents delivered or to be delivered on or after the date hereof in connection with the transactions contemplated hereby.

4.10. Absence of Changes. Since the Most Recent Balance Sheet Date, neither Seller has, except as disclosed on Schedule 4.10:

(a) Transferred, assigned, conveyed or liquidated any of the assets historically used in the Business or entered into any transaction or incurred any liability or obligation that affects any such assets or the Business, other than in the ordinary course of the Business;

(b) Suffered any change in its business, operations, or financial condition that may have a material adverse effect on the Assets or the Business, and neither Seller has Knowledge of any event which may result in any such material adverse change;

(c) Suffered any material destruction, material damage or material loss relating to any assets historically used in the Business or the Business whether or not covered by insurance;

(d) Suffered, permitted or incurred the imposition of any Lien or claim upon any of the Assets or the Business, except for any current year Lien with respect to personal or real property Taxes not yet due and payable;

(e) Committed, suffered, permitted or incurred any default in any liability or obligation relating to the Assets or the Business which default involves payments or services having a value in excess of One Thousand Dollars ($1,000) or would affect Purchaser's use of the Assets or conduct of the Business following the Closing;

(f) Made or agreed to any change in the terms of any Contract to which it is a party which may have a material adverse effect on the Assets or the Business;

(g) Waived, canceled, sold or otherwise disposed of, for less than the face amount thereof, any material claim or material right relating to the Assets or the Business which it has against others; or

(h) Has Knowledge that any supplier or customer of the Business has taken or contemplates any steps which could disrupt the business relationship of the Business with said supplier or customer, which could result in a material adverse effect on the Business.

4.11. Litigation. Except as otherwise set forth on Schedule 4.11, there is no Action pending or, to the Knowledge of either Seller, threatened against, or affecting, the Assets or the Business and, to the best of each Seller's Knowledge, there exists no basis or grounds for any such Action. None of the items described on Schedule 4.11, singly or in the aggregate, if pursued and/or resulting in a judgment, would have an adverse effect on the Assets or the Business, goodwill or financial condition of the Business, or the right of either Seller to consummate the transactions contemplated hereby.

4.12. Licenses and Permits; Compliance With Law. Except as set forth on Schedule 4.12, the Sellers hold all Permits necessary for the conduct of the Business as historically conducted and the use of the Assets as currently being used. All such Permits are listed on Schedule 4.12. The Sellers are presently conducting the Business so as to comply in all material respects with all applicable Law. Neither MSGI nor Teleservices is presently charged with nor, to the Knowledge of the Sellers, is either Seller under governmental investigation with respect to, any actual or alleged violation of Law, nor is either Seller presently the subject of any pending or, to the Knowledge of the Sellers, threatened adverse proceeding by any regulatory authority in connection with the Assets or the Business. Neither the execution nor delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in the termination of any Permit held by either Seller which is to be assigned pursuant to this Agreement, and, except as disclosed on Schedule 4.12, all Permits used in the Business will inure to the benefit of the Purchaser after the transactions contemplated by this Agreement.

4.13. Computer Software. Seller has sole, full and clear title to that computer software described as "Owned Software" on Schedule 4.13 hereto (the "Owned Software"), free of all claims, including claims or rights of employees, agents, consultants or other parties involved in the development or creation of such computer software. Except as set forth on Schedule 4.13 hereto, Seller has the right and license to use, sublicense, modify and copy that software described as "Licensed Software" on Schedule 4.13 (the "Licensed Software") free and clear of any limitations or encumbrances except as may be set forth in any license agreements listed on Schedule 4.13. Schedule 4.13 sets forth a list of all license fees, rents, royalties or other charges that either Seller is required or obligated to pay with respect to Licensed Software. Seller is in full compliance with all provisions of any license, lease or other similar agreement pursuant to which it has rights to use the Licensed Software. Except as disclosed on Schedule 4.13, none of the Licensed Software has been incorporated into or made a part of any Owned Software or any other Licensed Software and none of the Owned Software is dependent on any Licensed Software in order to freely operate in the manner in which it is intended. The Owned Software and Licensed Software constitute all software currently being used in the Business (together, the "Sellers' Software"). Neither Seller is infringing any intellectual property rights of any other person or entity with respect to the Sellers' Software, and no other person or entity is infringing any intellectual property rights of the Sellers with respect to the Sellers' Software which Seller leases or licenses to it.

4.14. Other Intellectual Property Rights. Schedule 1.1(d) sets forth a correct and complete list and summary description of all Intellectual Property Rights used in the Business and not set forth in Schedule 4.13, together with a complete list of licenses granted by or to either of the Sellers with respect thereto. All of such Intellectual Property Rights are owned by the Sellers free and clear of any Liens. None of the Intellectual Property Rights used in the Business infringe the Intellectual Property Rights of any other Person, and neither Seller has received any notice of alleged Infringement with respect to any of the Intellectual Property Rights used in the Business.

4.15. Contracts. Schedule 4.15 sets forth a true and complete list of all Contracts, related to the conduct of the Business except for those Contracts listed in Schedules 1.1(a), 1.1(d), 1.2, 4.7(c) 4.13, 4.16, 4.17 or 4.18, and
those Contracts which both (i) do not require payments or receipts of more than Ten Thousand Dollars ($10,000) in the aggregate and (ii) which are cancelable by the Sellers with not more than thirty (30) days' written notice without payment or penalty. All of the Contracts described in Schedule 4.15 are valid and binding upon the Seller party thereto and, to the Knowledge of the Sellers, the other parties thereto, and are in full force and effect in accordance with their terms, and neither of the Sellers nor, to the Knowledge of the Sellers, any of the other parties thereto has breached any provision of, or is in default under, the terms thereof (and there is no event which, with notice or lapse of time, or both, would constitute a default thereunder).

4.16. Labor Matters. Schedule 4.16 sets forth a list of all employees of Teleservices who are engaged in the Business and lists all independent contractors of Teleservices who have written agreements with Teleservices and who are engaged in the Business, and their current salaries or rates of pay. Except as described in Schedule 4.16, within the last three (3) years, neither Seller has been the subject of any union activity or labor dispute, nor has there been any strike, slowdown or work stoppage of any kind called or threatened involving employees performing services for the Business. Neither of the Sellers is a party to any collective bargaining or other labor union contract applicable to persons employed in the Business, and no collective bargaining agreement or other labor contract is being negotiated by either Seller that would cover employees performing services for the Business. Except as set forth on Schedule 4.16, no labor union or similar organization has been certified to represent any persons employed in the Business or, to the Knowledge of the Sellers, has applied to represent such employees or is attempting to organize such employees. Except as set forth on Schedule 4.16, neither of the Sellers has committed any unfair labor practice involving any employees of the Business and there is no charge or complaint against either Seller pending, or to the Knowledge of the Sellers, threatened, by the National Labor Relations Board or any comparable state agency. All cases previously pending before the National Labor Relations Board involving Teleservices are inactive and there is no affirmative remediation ordered by the National Labor Relations Board to be performed by either of the Sellers in connection with any of such cases that has not been so performed or duty to recognize any union with respect to employees of the Business. Neither Seller has violated any federal, state, or other Governmental statutes, regulations, or ordinances relating to employment and labor matters with regard to the Business, including the provisions of Title VII of the Civil Rights Act of 1964 (race, color, religion, sex, and national origin discrimination), 42 U.S.C. ss. 1981 (discrimination), 42 U.S.C. ss.ss. 621-634 (the Age Discrimination in Employment Act), 29 U.S.C. ss. 206 (equal pay), the National Labor Relations Act, Executive Order 11141 (age discrimination), ss. 503 of the Rehabilitation Act of 1973 (handicap discrimination), 42 U.S.C. ss.ss. 12101-12213 (Americans with Disabilities Act), 29 U.S.C. ss.ss. 2001-2654 (Family and Medical Leave Act), 29 U.S.C. ss.ss. 651-678 (occupational safety and health) and requirements relating to the documentation of the nationality of employees.

4.17. Benefit Plans.

(a) Schedule 4.17 lists every Employee Benefit Plan currently or previously adopted, maintained, sponsored in whole or in part or contributed to by either Seller or any current or former member of a commonly controlled group of trades or businesses (as defined in Section 4001(b)(1) of ERISA) including either Seller for the benefit of employees or retirees of either Seller who are, or were, engaged in the Business, and dependents thereof, and under which employees or retirees of either Seller who are, or were, engaged in the Business, and dependents thereof, are eligible to participate or under or in connection with which either Seller has any contingent or noncontingent Liability of any kind whether or not probable of assertion to which the Assets or the Business could be subject.

(b) Contemporaneously with the delivery of the Schedules to this Agreement, Seller has delivered a true and complete copy of each Employee Benefit Plan described in paragraph (a) above, certified as such by a duly authorized officer of Seller.

(c) Neither the Business nor any of the Assets will be subject to any Liability for contributions under the Employee Benefit Plans or subject to any Lien in connection with any of the Employee Benefit Plans.

4.18. Real Property. There is no real property owned by either of the Sellers that is used in the Business. Schedule 4.18 contains a complete and accurate list of each lease agreement pursuant to which real property used in the Business (the "Leased Real Property") is leased by either of the Sellers, including a description of the leased real property and the respective expiration dates and monthly rentals under each such lease agreement. Each of the leases described in Schedule 4.18 is in full force and effect and constitutes a legal, valid and binding obligation of Teleservices and, to the Knowledge of the Sellers, the other parties thereto, and is enforceable in accordance with its terms, subject to the Enforceability Limitations, and there is not under any of such leases existing any default of either Seller, or to the Knowledge of the Sellers, any other party thereto (or event or condition which, with notice or lapse of time, or both, would constitute a default). None of the Leased Real Property is sub-leased by either of the Sellers to another Person. The Leased Real Property constitutes all real estate necessary to conduct the Business as historically conducted. No taxes, assessments, water charges or sewer charges relating to the Leased Real Property are delinquent and there are no special Taxes, assessments or charges pending or threatened against the Real Property. All water, sewer, gas, electric, telephone and drainage facilities and other utilities required for the normal use and operation of the Leased Real Property currently service the Leased Real Property in such capacities as are required for the normal use and operation of the Leased Real Property. The Sellers have obtained and maintained in full force and effect to the date hereof all Permits required for the normal use and operation of the Leased Real Property as currently operated. A complete and correct list of all such Permits is included as a part of Schedule 4.12. The Sellers have previously delivered to Purchaser complete and accurate photocopies of all Permits. The Sellers have complied in all material respects with all such Permits and have not received any notice that any such Permits will not be renewed upon expiration or of any conditions which will be imposed in order to receive any such renewal. The Leased Real Property is being operated and maintained in full compliance with all building code, zoning and other applicable local, state and federal ordinances, regulations and requirements which affect the use and operation thereof and in compliance with all Permits. Neither Seller has received any notice of violation of Law in connection with the operation of the Leased Real Property. The zoning classification of the Leased Real Property permits the use of the Leased Real Property for the purposes and in the manner for which the Leased Real Property is currently used, and neither of the Sellers has received notice of any pending or contemplated changes in the status of the zoning for the Leased Real Property.

4.19. Environmental Matters. The Sellers have operated the Business in compliance with all Environmental Laws.

4.20. Antitrust Matters. The Sellers have conducted and are conducting the Business in compliance with all antitrust and trade regulation Laws, including the Sherman Act, the Clayton Act, the Robinson Patman Act, the Federal Trade Commission Act, state Laws patterned after any of the above, all Laws forbidding price-fixing, collusion, or bid-rigging, and rules or regulations issued pursuant to authority set forth in any of the above. With respect to any of the foregoing, neither Seller is presently directly or indirectly involved with, charged with, or, to the Knowledge of the Sellers, under any Governmental investigation with respect to, and there is no basis or grounds for, any charge, claim, investigation, suit, action, proceeding or any actual or alleged violation of any such Law in connection with the Business.

4.21. Customers. Schedule 4.21 attached hereto consists of a true and correct list of the top thirty (30) customers (by revenue) served by the Business during the twelve months ended December 31, 2003, setting forth as to each customer its name, address, telephone number, and the total billings by dollar amounts to each such customer during such period. Neither Seller has any Knowledge that any such listed customer of the Business has taken or threatened to take any steps which could disrupt the business relationship of the Business with such customer (other than expirations of customer contracts in the ordinary course).

4.22. Related Party Relationships. No director or officer of either of the Sellers, or either Seller, possesses, directly or indirectly, any beneficial interest in, or is a director, officer or employee of, any Person that is a customer, supplier, lessor, lessee or other contracting party of either of the Sellers with respect to the Assets or the Business (except as a shareholder holding less than a one percent interest in a corporation whose shares are traded on a national or regional securities exchange or in the over the counter market).

4.23. Sufficiency of Purchased Assets. Other than the Excluded Assets, the Assets constitute all of the rights, properties and assets of every kind, character and description, wherever located and whether tangible or intangible, real or personal, fixed or contingent, that are used by the Sellers and their respective Affiliates in connection with, and necessary for the current conduct of, the Business. The Assets are adequate and sufficient for the conduct of the Business as historically conducted.

4.24. Schedules; Disclosure. All Schedules attached hereto are true, correct and complete as of the date of this Agreement. Matters disclosed on each Schedule shall be deemed disclosed only for purposes of the matters to be disclosed on such Schedule and shall not be deemed to be disclosed for any other purpose. No representation or warranty by either of the Sellers hereunder or in any document or instrument furnished by or on behalf of a Seller under this Agreement or in connection with the transactions hereby contains or shall contain any untrue statement of a material fact or omits, or will omit, a material fact necessary to make the statements contained therein not misleading

4.25. Brokers' Fees. Neither of the Sellers or any of their Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser could become liable or obligated. The only liability or obligation to pay a fee or commission with respect to the transactions contemplated by this Agreement that the Sellers or any of their Affiliates will have is to A.R. Management, Inc.

4.26. No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, THE PURCHASED ASSETS ARE SOLD AND THE ASSUMED LIABILITIES ARE TRANSFERRED HEREBY ON AN "AS IS, WHERE IS" BASIS, AND NEITHER SELLER MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WRITTEN OR ORAL, AND HEREBY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW DISCLAIMS, ANY SUCH REPRESENTATION OR WARRANTY (INCLUDING ANY WARRANTY OF MERCHANTABILTY OR FITNESS FOR A PARTICULAR PURPOSE), WHETHER BY SELLER, ITS AFFILIATES OR ANY OF ITS OR THEIR OFFICERS, DIRECTORS, PARTNERS, PRINCIPALS, EMPLOYEES, AGENTS, MEMBERS OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE PURCHASED ASSETS, AND ASSUMED LIABILITIES OR THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5. REPRESENTATIONS AND WARRANTIES OF PURCHASER

         As an inducement to the Sellers to enter into and perform this Agreement, Purchaser hereby represents and warrants as follows:

5.1. Organization. Purchaser is a Georgia corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia.

5.2. Authorization; No Inconsistent Agreements. Purchaser has all requisite power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, subject to the Enforceability Limitations.

5.3. Inconsistent Obligations. Neither the execution, delivery nor the performance of this Agreement by Purchaser will or could, with the passage of time, the giving of notice, or both: (i) result in a violation of its articles of incorporation, bylaws or other governing documents, or any Law, or (ii) result in a breach of, conflict with or default under any term or provision of any indenture, note, mortgage, bond, security agreement, loan agreement, guaranty, pledge or other Contract, or any Order to which Purchaser is a party or by which it is bound; nor will such actions result in the creation of any Lien on any of the assets of Purchaser or the acceleration or creation of any Liability of Purchaser that would affect its ability to perform under this Agreement.

5.4. Consents. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated in this Agreement, do not require the consent, approval or action of, or any filing with or notice to, any Government or other Person.

5.5. Availability of Funds. Purchaser has available sufficient funds to enable it to consummate the transactions contemplated by this Agreement.

5.6. Litigation. There are no legal, administrative, arbitration or other proceedings or Governmental investigations pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Affiliates, which (i) could reasonably be expected to impair Purchaser's ability to perform its obligations under this Agreement, or which (ii) seek to enjoin or obtain damages in respect of the consummation of the transactions contemplated hereby.

5.7. Brokers' Fees. Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which either Seller could become liable or obligated

5.8. Information Provided by the Sellers. Purchaser acknowledges that, in its review and analysis of the assets, liabilities, financial condition and prospects of the Business, the Sellers have provided Purchaser with access to the properties, premises and records of the Sellers for this purpose, and have made available written and oral information with respect to the Business. Purchaser agrees that neither Seller, nor any of its respective agents, representatives, employees or Affiliates, shall have any liability to Purchaser or any of its Affiliates, agents or representatives, based upon any such information provided or made available, or statements made, to Purchaser or its agents or representatives in the course of Purchaser's due diligence review (unless and to the extent any such information was provided, or statements were made, fraudulently), in each case, except as and to the extent expressly set forth in the representations, warranties and covenants of this Agreement and subject to the limitations and restrictions set forth herein.

6. INDEMNITIES

6.1. Indemnification of Purchaser. In accordance with and subject to the provisions of this Article 6, each of the Sellers (the "Indemnitors") shall, jointly and severally, indemnify and hold harmless Purchaser, its Affiliates and their respective officers, directors, agents and employees (each, an "Indemnitee") from and against and in respect of any loss, damage, liability, diminution in value, cost and expense, including reasonable attorneys' fees and amounts paid in settlement, and interest thereon, whether or not arising out of a third party claim or Action (collectively, "Losses"), suffered or incurred by any Indemnitee by reason of, or arising out of, directly or indirectly:

(a) any misrepresentation or breach of representation or warranty contained in this Agreement or any exhibit, certificate or other document furnished hereunder, or any claim by a third party (regardless of whether ultimately successful) which, if true, would be such a misrepresentation or breach;

(b) any breach by a Seller of its obligations under this Article 6;

(c) any Liability of either Seller, whether now in existence or hereafter incurred, other than the Assumed Liabilities;

(d) any and all losses, Liabilities or damages resulting from or arising out of any failure to comply with any "bulk sales" or similar Laws applicable to the transactions contemplated by this Agreement;

(e) any suit, action, proceeding, claim or investigation against or affecting the Assets or the Business from any matter or state of facts existing prior to the Closing, regardless of whether it is disclosed in Schedule 4.11;

(f) any Action brought by any third party challenging or seeking damages in connection with the transactions contemplated by this Agreement; and

(g) all Actions, Orders, assessments, fees and expenses incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof (whether or not ultimately successful), or in enforcing this Agreement.

         In addition to any other rights or remedies that Purchaser may have, Purchaser shall be entitled to withhold from the payments due under the Holdback Promissory Note the amount of any and all Losses which it has sustained or that it reasonably believes (and such belief is supported by documentation provided by Purchaser to MSGI, subject to the parties entering into a joint defense arrangement if necessary to protect the privileged nature of any such documentation) that it may sustain, and to offset from such withheld amount any amount ultimately determined to be due and owing to Purchaser, in connection with matters that are the subject of indemnification pursuant to this Section
6.1 or arising out of any breach by either of the Sellers of this Agreement, and Purchaser shall not be liable for principal or interest under the

Holdback Promissory Note on any amounts so set off. If the withholding of payments under the Holdback Promissory Note has been based on a reasonable belief of a future claim due to a specific allegation, Purchaser shall pay any such withheld amount which Purchaser has not offset pursuant to the preceding sentence within nine (9) months of the giving of the written notification of such claim to the Agent, unless a lawsuit, arbitration or administrative proceeding based on such claim shall have been commenced within said period and is then pending. If such a lawsuit, arbitration or administrative proceeding has commenced within said period, Purchaser shall pay within thirty (30) Business Days after a final determination under such lawsuit, arbitration or administrative proceeding, the difference, if any, between said withheld amount and the amount of any Liabilities actually sustained, if the withheld amount is larger.

6.2. Non-Third Party Claims Procedures. If any claim for Losses that does not relate to a claim or Action by a third party arises after the date hereof, the Indemnitee shall provide written notice thereof to the Indemnitor(s). The amount and liability for such claim shall be deemed final unless the Indemnitor(s) notify the Indemnitee in writing within fifteen (15) Business Days after such written notice that the Indemnitor(s) dispute such claim. If any such claim is so disputed, the parties shall use all reasonable efforts to resolve any such disputed claim in good faith. If the parties are not able to resolve such claim within fifteen (15) Business Days after receipt by the Indemnitor(s) from the Indemnitee of notice of such claim, then either party may commence a proceeding with respect to such claim in accordance with Paragraph 7.3 hereof.

6.3. Defense of Third Party Claims.

(a) The Indemnitee will give the Indemnitor(s) written notice of any third-party claims or demands promptly after the Indemnitee receives notice thereof, and any such notice shall provide a summary of all facts then known in support of such third-party claim (but such recitation of facts shall not compromise the claiming party's right to supplement such notice as additional facts become known and available). If the Indemnitor admits in writing its obligation to indemnify the Indemnitee for the third party claim, which admission shall conclusively establish for purposes of this Agreement that claims asserted in such third party claim are within the scope of, and subject to, full indemnification under this Article 6 (without limitation by the Basket and Reserve Amount described below), the Indemnitor(s) may conduct the defense thereof by counsel of its or their own choosing reasonably acceptable to the Indemnitee; provided, however, the failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except and to the extent it is prejudiced thereby.

(b) In the event that the Indemnitor, within a reasonable time after notice of any such claim, fails to defend against such claim or demand or fails to admit its obligation to indemnify as provided above, the Indemnitee (upon further written notice to the Indemnitor) will have the right to undertake the defense, compromise or settlement of such claim or demand on behalf of and for the account and risk of the Indemnitor.

(c) Notwithstanding anything to the contrary in this Paragraph 6.3, and assuming the Indemnitor is assuming the defense of any claim in good faith, (i) if the Indemnitee shall so elect, the Indemnitee shall have the right, at its sole cost and expense, to defend, compromise or settle such claim or demand or to participate in the defense of any such claim or demand being defended by the Indemnitor, (ii) the Indemnitor shall not, without the Indemnitee's written consent, settle or compromise any such claim or demand or consent to entry of any judgment which does not include an unconditional release of the Indemnitee from all liability in respect of such claim or demand by the claimant or the plaintiff, and (iii) the Indemnitor agrees to act in good faith with due regard to the Indemnitee's on-going business interests to the extent compatible with an efficient and cost effective resolution of the dispute.

(d) Notwithstanding anything in this Paragraph 6.3 to the contrary, the Indemnitor shall not be entitled to participate in, and the Indemnitee shall be entitled to sole and absolute control over the defense, compromise or settlement of, any claim to the extent that the claim seeks an injunction or other similar equitable or nonmonetary relief against the Indemnitee.

6.4. Survival. All representations and warranties made by the parties in this Agreement or in any document executed and delivered pursuant hereto are material, have been relied upon by the other parties hereto, shall survive any investigation heretofore or hereafter made by the other parties hereto, and shall survive the Closing for a period of eighteen (18) months from the date hereof, provided that the representations and warranties made in Paragraphs 4.3, 4.6, 4.7(b) and 4.8 hereof shall survive for the longest period under applicable law. Any claim hereunder for a breach of a representation or warranty must be initiated within the foregoing applicable periods, after which time the claiming party's right to bring a claim for breach of a representation or warranty shall expire. The covenants and agreements of the parties hereto contained herein shall survive the Closing and continue in effect in accordance with their terms and shall not merge with the Closing.

6.5. Limitations on Right to Indemnification. Notwithstanding anything to the contrary set forth in this Agreement, the Sellers, on the one hand, and Purchaser, on the other, shall have no obligation to indemnify the other hereunder (i) unless and until the aggregate amount of all Losses associated with such indemnification claims made by the Sellers or Purchaser, as the case may be, exceeds Twenty-Five Thousand Dollars ($25,000.00) (the "Basket"), after which time indemnification claims may be made for amounts above and below the Basket; and (ii) Purchaser, on the one hand, and the Sellers, on the other, shall have no obligation for any Losses that, when aggregated with all other amounts or Losses paid by Purchaser or the Sellers, as the case may be, hereunder, exceeds the Final Purchase Price (the "Reserve Amount"). The limitations set forth in the foregoing clauses (i) and (ii) shall not apply to
(a) Losses proximately related to a breaching party's fraud or intentionally wrongful acts, (b) Losses relating to a breach of the representations and warranties set forth in Paragraphs 4.2, 4.3, 4.6, 4.7(b), 4.8, 4.25 or 5.7 hereof or (c) for the avoidance of doubt, Losses relating to a party's breach of any covenant herein.

6.6. Indemnification by Purchaser. In accordance with and subject to the provisions of this Article 6, Purchaser shall indemnify and hold harmless the Sellers from and against and in respect of any loss, damage, Liability, cost and expense, including reasonable attorneys' fees and amounts paid in settlement, and interest thereon, whether or not arising out of a third party claim or Action suffered or incurred by either Seller by reason of or arising out of (a) any misrepresentation, or breach of any representation or warranty of Purchaser contained in this Agreement; (b) Purchaser's failure to pay or perform any of the Assumed Liabilities, (c) any Liability that arises after the Closing Date from Purchaser's operation of the Business; provided, however, that nothing contained in this Paragraph 6.6 shall obligate Purchaser to indemnify either Seller with respect to any matter as to which a Seller is obligated to indemnify an Indemnitee pursuant to Paragraph 6.1; and (d) Purchaser's breach of its obligations under this Article 6. The procedures governing indemnification in Paragraphs 6.2 and 6.3, and the limitations set forth in Paragraphs 6.4 and 6.5, shall also apply to claims brought under this Paragraph 6.6 and, for such purposes, Purchaser shall be deemed to be the "Indemnitor" referred to therein and each Seller shall be deemed the "Indemnitee."

7. MISCELLANEOUS

7.1. Notices. All notices and other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by overnight delivery with a nationally recognized service, with receipt acknowledged; by pre-paid, first class certified or registered mail, return receipt requested; or by facsimile transmission, to the intended recipient thereof at the applicable address or facsimile number set out below. If delivered personally, the date on which a notice or other communication is delivered shall be the date on which such notice or communication is deemed given. If delivered by confirmed facsimile and on the date thereof a copy is dispatched by personal delivery, certified mail or overnight delivery service, the date on which the notice or other communication is deemed given shall be the date on which such delivery was made by facsimile. If delivered by mail, by overnight delivery service or by any means not expressly covered above, the date on which such notice or other communication is received shall be the date it is deemed given. The addresses and facsimile numbers of the parties for purposes of this Agreement are as follows:

(i) If to Purchaser:

                           SD&A Teleservices, Inc.
                           1293 Peachtree Street, N.E.
                           Atlanta, Georgia 30309
                           Attention:  Don Fox
                           Facsimile No.: (404) 733-4999

(ii) If to the Sellers:

                           Media Services Group, Inc.
                           333 Seventh Avenue
                           New York, New York 10001-5001
                           Attn.: Jeremy Barbera
                           Facsimile No.: (917) 339-7166

    with a copy to:
                           Greenberg Traurig, LLP
                           200 Park Avenue
                           New York, New York 10166
                           Attn.: Alan I. Annex, Esq.
                           Facsimile No.: (212) 801-6400

         Any party may change the address or facsimile number to which notices or other communications to such party shall be delivered, mailed or transmitted by giving notice thereof to the other parties in the manner provided herein.

7.2. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.3. Governing Law. This document shall be governed by and construed in accordance with the laws of the State of Georgia, without reference to any conflicts of law principles that would cause the laws of another state to apply. The parties hereto irrevocably agree that the state or federal courts located in Georgia shall have exclusive jurisdiction to hear and determine any claims or controversies arising out of this document or in connection with the transactions contemplated hereby and hereby irrevocably consent to the exclusive jurisdiction of such court, agree to accept service of process by mail in connection with any such matter, hereby waive any objection or defense based on lack of personal jurisdiction, improper venue, forum non conveniens or similar objection or defense, and hereby consent to the granting of legal or equitable relief as deemed appropriate by such court.

7.4. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided that no Seller may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of Purchaser.

7.5. Partial Invalidity and Severability. All rights and restrictions contained herein may be exercised and shall be applicable and binding only to the extent that they do not violate any applicable Laws and are intended to be limited to the extent necessary to render this Agreement legal, valid and enforceable. If any term of this Agreement, or part thereof, not essential to the commercial purpose of this Agreement shall be held to be illegal, invalid or unenforceable by a forum of competent jurisdiction, it is the intention of the parties that the remaining terms hereof, or part thereof, shall constitute their agreement with respect to the subject matter hereof and all such remaining terms, or parts thereof, shall remain in full force and effect. To the extent legally permissible, any illegal, invalid or unenforceable provision of this Agreement shall be replaced by a valid provision which will implement the commercial purpose of the illegal, invalid or unenforceable provision.

7.6. Waiver. Any term or condition of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only if such waiver is evidenced by a writing signed by such party which makes specific reference to this Agreement. No failure on the part of any party hereto to exercise, and no delay in exercising, any right, power or remedy created hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy by any party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No waiver by any party hereto of any breach of or default in any term or condition of this Agreement shall constitute a waiver of or assent to any succeeding breach of or default in the same or any other term or condition hereof.

7.7. Headings. The headings of particular provisions of this Agreement are inserted for convenience only and shall not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement.

7.8. Number; Gender; Construction. Where the context requires, the use of the singular form herein shall include the plural, the use of the plural shall include the singular, and the use of any gender shall include any and all genders. The use of the word "including" in this Agreement shall be deemed to mean "including, without limitation."

7.9. Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement, which are incorporated in and are an integral part of this Agreement) supersedes all prior discussions and agreements between or among the parties with respect to the subject matter hereof, and this Agreement constitutes and contains the sole and entire agreement between or among the parties with respect to the matters covered hereby and thereby. This Agreement shall not be altered or amended except by an instrument in writing signed by or on behalf of the party entitled to the benefit of the provision against whom enforcement is sought. Nothing expressed to or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement, or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns permitted under Paragraph 7.4.

8. DEFINITIONS

         For purposes of this Agreement, the following terms shall have the meanings specified with respect thereto below:

         "Action" shall mean any action, suit, litigation, complaint, counterclaim, claim, petition, investigation, mediation contest, or administrative proceeding, whether at Law, in equity, in arbitration or otherwise, and whether conducted by or before any Government or other Person.

         "Adjusted Net Tangible Assets" shall mean the value of the total Tangible Assets of the Business (as of the Most Recent Balance Sheet Date, in the case of the Preliminary Closing Date Balance Sheet, and as of the Closing Date, in the case of the Adjustment Schedule), less the aggregate of the lines items "Trade Payables," "Accrued Payroll Liabilities," "Accrued Vacation Pay," and "Other Accrued Expenses" as derived from the balance sheet of the Business (as of the Most Recent Balance Sheet Date, in the case of the Preliminary Closing Date Balance Sheet, and as of the Closing Date, in the case of the Adjustment Schedule), in each case, per the books and records of the Sellers kept in accordance with GAAP, consistent with past practice and consistent with manner in which the Most Recent Financial Statements were prepared.

         "Adjustment Schedule" has the meaning set forth in Paragraph 1.4(a).

         "Affiliate" of any specified Person shall mean any other Person directly or indirectly Controlling, Controlled by, or under direct or indirect common Control with such specified Person, or with respect to any natural person, any present or former spouse of such natural person and any parent, sibling, child, grandchild or grandparent (and any present or former spouse of the foregoing) of such natural person or such natural person's present or former spouse.

         "Agent" shall have the meaning set forth in Paragraph 3.5.


         "Agreement" shall have the meaning set forth in the Preamble.

         "Assets" shall have the meaning set forth in Paragraph 1.1.

         "Assigned Contracts" shall have the meaning set forth in Paragraph
          1.1(a).

         "Assumed Liabilities" shall have the meaning set forth in Paragraph
          1.6.

         "Base Purchase Price" has the meaning set forth in Paragraph 1.3(a).

         "Basket" has the meaning set forth in Paragraph 6.5.

         "Business" shall have the meaning set forth in the Recitals.

          "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed.

         "Closing" shall have the meaning set forth in Paragraph 2.1.

         "Closing Date" shall have the meaning set forth in Paragraph 2.1.

         "Code" shall mean the Internal Revenue Code of 1986, as amended.

         "Confidential Data" shall have the meaning set forth in Paragraph
          3.7(d).

         "Contract" means any agreement, contract, commitment, instrument, license, lease arrangement, consensual obligation, promise or undertaking, whether written or oral and whether or not legally binding.

         "Control" means a Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities, by Contract or otherwise.

         "Effective Time" shall have the meaning set forth in Paragraph 2.1.

         "Employee Benefit Plans" shall mean "employee benefit plan," as defined in Section 3(3) of ERISA (including any "multiemployer plan" as defined in Section 3(37) of ERISA) and each profit-sharing, bonus, stock option, stock purchase, stock ownership, pension, retirement, severance, deferred compensation, excess benefit, defined benefit, supplemental unemployment, post-retirement medical or life insurance, welfare or incentive plan, or sick leave, long-term disability, medical, hospitalization, life insurance, other insurance plan, or other employee benefit plan, program or arrangement, whether written or unwritten, qualified or non-qualified, funded or unfunded, maintained or contributed to by Seller in which any employee of the Business participates.

         "Enforceability Limitations" has the meaning set forth in Paragraph
4.2.

         "Environmental Laws" means any law relating to the protection of soil, surface water, groundwater, land, sediment, surface or subsurface strata or ambient air.

         "Excluded Assets" shall have the meaning set forth in Paragraph 1.2.

         "Excluded Liabilities" shall have the meaning set forth in Paragraph
          1.7.

         "Final Adjusted Net Tangible Assets" has the meaning set forth in Paragraph 1.4(b).

         "Final Purchase Price" has the meaning set forth in Paragraph 1.4(c).

         "Financial Statements" shall have the meaning set forth in Paragraph
4.4.

         "Forum" shall mean any federal, national, state, local, municipal or foreign court, governmental agency, administrative body or agency, tribunal, private alternative dispute resolution system, or arbitration panel.

         "GAAP" shall mean generally accepted accounting principles, consistently applied.

         "Government" shall mean any federal, national, state, provincial, local, county, municipal, or foreign government or any department, commission, board, bureau, agency, instrumentality, unit, or taxing authority thereof.

         "hereof," "herein," "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and "Article," "Paragraph," "Exhibit," "Paragraph" and like references are to this Agreement and the exhibits and Schedules to this Agreement unless otherwise specified; any reference to this Agreement shall include the Exhibits and Schedules to this Agreement unless the context clearly requires otherwise.

         "Holdback Amount" has the meaning set forth in Paragraph 1.5.

         "Holdback Period" has the meaning set forth in Paragraph 1.5.

         "Holdback Promissory Note" has the meaning set forth in Paragraph 1.5.

         "Indemnitee" shall have the meaning set forth in Paragraph 6.1.

         "Indemnitors" shall have the meaning set forth in Paragraph 6.1.

         "Independent Accountant" has the meaning set forth in Paragraph 1.4(b).

         "Intellectual Property Rights" shall mean patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissues, continuations, continuations-in-part, revisions, extensions or reexaminations thereof; trademarks, service marks, trade dress, logos, trade names and corporate names, together with all associated goodwill, all translations, adaptations, derivations and combinations of any of the foregoing; copyrights and copyrightable works; mask works; and all registrations, applications and renewals for any of the foregoing; trade secrets and confidential information (including Confidential Data, ideas, formulae, compositions, know-how, discoveries, inventions, computer programs, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information).

         "Known," "to the Knowledge of," "Aware" or words of similar import employed in this Agreement with reference to any individual or entity shall be conclusively presumed to mean that the individual or entity has made reasonable efforts under the circumstances to become knowledgeable; in the case of MSGI and Seller, "Knowledge" shall be deemed to be the individual and collective Knowledge (as defined above) of any of MSGI's and Seller's directors, senior officers and managers.

         "Law" shall mean all federal, national, state, provincial, local, county, municipal or foreign constitutions, statutes, rules, regulations, norms, ordinances, acts, codes, legislation, treaties, conventions, common law principles, judicial decisions, administrative or court orders, and similar laws and legal requirements, whether of the United States of America or any other jurisdiction or Government authority as in effect from time to time.

         "Leased Real Property" has the meaning set forth in Paragraph 4.18.

         "Liability" shall mean any liability or obligation, whether known or unknown, asserted or unasserted, absolute, contingent or conditional, accrued or unaccrued, matured or unmatured, liquidated or unliquidated and whether due or to become due, and including liability resulting from contingencies.

         "Licensed Software" has the meaning set forth in Paragraph 4.13.

         "Lien" shall mean any mortgage, pledge, hypothecation, security interest, encumbrance, claim, Tax, restriction on use, lien or charge of any kind, or any rights of others, however evidenced or created (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the lien notice records or other similar legislation of any jurisdiction).

         "Losses" shall have the meaning set forth in Paragraph 6.1.

         "Most Recent Balance Sheet Date" shall have the meaning set forth in Paragraph 4.5.

         "Most Recent Financial Statements" shall have the meaning set forth in Paragraph 4.4.

         "Orders" shall mean all applicable orders, writs, judgments, injunctions, decrees, rulings, consent agreements, and awards of or by any Forum or entered by consent of the party to be bound.

         "Owned Software" has the meaning set forth in Paragraph 4.13.

         "Permitted Liens" shall mean Liens imposed by operation of Law by a Government authority for Taxes accrued in respect of current Tax periods that are not yet due and payable and the additional Liens listed on Schedule 8 hereto.

         "Permits" shall have the meaning set forth in Paragraph 1.1(j).

         "Person" shall include any of an individual, a partnership, a limited partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a Government.

         "Preliminary Closing Date Balance Sheet" has the meaning set forth in Paragraph 1.3(b).

         "Reserve Amount" has the meaning set forth in Paragraph 6.5.

         "Seller" shall have the meaning set forth in the Preamble.

         "Sellers" shall mean Seller and MSGI.

         "Sellers' Software" shall have the meaning set forth in Paragraph 4.13.

         "Tangible Assets" means the total of the following items as derived from the balance sheet of the Business (prepared as of the Most Recent Balance Sheet Date, in the case of the Preliminary Closing Date Balance Sheet, and prepared as of the Closing Date, in the case of the Adjustment Schedule), in each case, per the books and records of the Sellers kept in accordance with GAAP, consistent with past practice and consistent with the manner in which the Most Recent Financial Statements were prepared: cash and cash equivalents; accounts receivable, net of a reserve of Twenty-Five Thousand Dollars ($25,000.00) for doubtful accounts; prepaid expenses, excluding prepaid expenses related to the Milberg line of credit; advances to employees; prepaid refundable deposits; and the book value of fixed assets (net of accumulated depreciation).

         "Taxes" shall mean any taxes, levies, imposts, duties, fees, assessments, deductions, withholdings or other charges of whatever nature, including income, gross receipts, excise, property, sales, use, customs, value added, consumption, transfer, license, payroll, employee income, withholding, social security, and franchise taxes, now or hereafter imposed or levied by the United States of America or any Government or by any department, agency or other political subdivision or taxing authority thereof or therein, all deposits required in connection therewith, and all interests, penalties, additions to tax, and other similar Liabilities with respect thereto.

         "Teleservices" has the meaning set forth in the Preamble.

         "Territory" shall have the meaning set forth in Paragraph 3.7(a).

         "Transferred Employees" shall have the meaning set forth in Paragraph 3.6(a).

         "Purchaser" shall have the meaning set forth in the Preamble.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized agents as of the day and year first above written.

      PURCHASER:

      SD&A TELESERVICES, INC.


      By: /s/ Donald Fox
        -----------------------------
      Name: Donald Fox
      Title:President


      MSGI:

      MEDIA SERVICES GROUP, INC.


      By: /s/ Jeremy Barbera
        ---------------------------
      Name:Jeremy Barbera
      Title:Chairman, CEO


      SELLER:

      MKTG TELESERVICES, INC.


      By: /s/ Jeremy Barbera
        ---------------------------
      Name:Jeremy Barbera
      Title:Chairman, CEO

                             SCHEDULES AND EXHIBITS



Schedule 1.1(a)___Assigned Contracts
Schedule 1.1(d)___Intellectual Property Rights
Schedule 1.1(l)___Accounts Receivable
Schedule 1.1(m)___Bank Accounts, deposits, etc.
Schedule 1.2______Excluded Assets
Schedule 1.3(b)___Preliminary Closing Date Balance Sheet
Schedule 1.4______Purchase Price Adjustment Schedule
Schedule 1.6______Assumed Liabilities
Schedule 1.8______Tax Allocation Schedule
Schedule 3.6(a)___Employees to be hired on Closing Date; Accrued Leave
Schedule 4.4______Financial Statements
Schedule 4.5______Other Liabilities
Schedule 4.7(a)___Fixed Assets
Schedule 4.7(c)___Leased Assets
Schedule 4.7(d)___Outbound Leases
Schedule 4.7(f)___Lease Defaults
Schedule 4.7(h)___Notices of Violations
Schedule 4.9______Required Consents and Filings
Schedule 4.10_____Changes since Financial Statement Date
Schedule 4.11_____Litigation
Schedule 4.12_____Permits
Schedule 4.13_____Computer Software
Schedule 4.15_____Other Contracts
Schedule 4.16_____Labor Matters
Schedule 4.17_____Employee Benefit Plans
Schedule 4.18_____Leased Real Property
Schedule 4.21_____Customers
Schedule 8________Permitted Liens



Exhibit A_________Form of Holdback Promissory Note
Exhibit B_________Form of Assignment and Bill of Sale
Exhibit C_________Form of Assumption Agreement
Exhibit D_________Form of Opinion of Greenberg Traurig LLP
Exhibit E_________Form of Jeremy Barbera Non-Compete
Exhibit F_________Form of Landlord Estoppel Certificate




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